February 23, 2019

PATENT AND KNOWHOW LICENSE AGREEMENT

Patent and Knowhow License Agreement

(hereinafter also referred to as “Agreement”)

between

Heindl Energy GmbH, a German limited liability company (GmbH) with its registered domicile at Am Wallgraben 99, 70565 Stuttgart, Germany

-hereinafter referred to as „Licensor“-

and

Gravity Storage Inc., a corporation existing under the laws of Delaware with registered office at 8 The Green, STE A, Dover 19901, Delaware, USA

-hereinafter referred to as „Licensee“-

Preamble

WHEREAS the Licensor is the developer of the concept of Gravity Storage, a system to store large volume of electricity based on the hydraulic lifting of a very huge rock mass using water pumps. The rock mass acquires potential energy and can release this energy when the water that is under pressure is discharged back through a turbine. The decisive variable with such energy storage lies in the storage capacity, which will reach its best reasonable business case at a size between 1 and 10 GWh capacity which increases with the fourth power of the radius, r4. The construction costs however only increase with the square of the radius, r2. This means that the construction costs increase substantially more slowly than the storage capacity. Thus, very low costs per kilowatt hour of storage capacity are possible.

WHEREAS the Licensor owns the intellectual property rights with respect to the concept of Gravity Storage, including various registered patents and patent applications as listed in Annex 1 to this agreement (“Patents”) as well as the related knowhow, specified in details in Annex 2 to this Agreement, whether or not protected by patent or patent applications (“Knowhow”), intends to authorize the Licensee to perform research and development of the Patent- and Knowhow-related concepts, technologies, processes, devices, assemblies, tools, software and machinery, etc., and commercially exploit the Patents and Knowhow as well as the intellectual property rights developed, created or invented or to be developed, created or invented during the term of this Agreement, in the Contract Territory defined herein below under sec. 1.

WHEREAS the Licensee intends to use the aforementioned intellectual property rights for its business subject to terms and conditions of this Agreement, in particular proceed with research and development of the concepts of Gravity Storage and the Patent- and Knowhow-related technologies, as well as the management and commercialization of the existing and future intellectual properties in the relevant fields.

THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree to enter into this Agreement:

1    Definitions

When used in this Agreement, the following terms shall have the meaning which is indicated below:

(1)    “Agreement” means the license agreement recorded herein and all annexes hereto.
(2)    “Contract Territory” means worldwide, with exception for the European Region consisting of all the countries within the European Union (status: January 1, 2018) and the country of Switzerland and Norway, and the following Middle Eastern countries: Kingdom of Saudi Arabia, Oman, United Arab Emirates, Bahrain.
(3)    “Knowhow” means the knowledge of the Licensor relating to the Licensed Products, including but not limited to drawings, construction documents, specifications, documents containing data and test reports, also if stored in electronic form, specified in details in Annex 2 to this Agreement.
(4)    “License” means the license granted with regard to the subject matter of the Patents and the Know How pursuant to sec. 2 of this Agreement.
(5)    “Net Sales” shall mean the total amount received by the Licensee in connection with the sale of a Product, after deduction of: (i) value added taxes, excise and sales taxes, or other taxes imposed on such sales; (ii) amounts credited by a credit note; and (iii) the cost of transportation and insurance of the Products, to the extent borne by Licensee.
(6)     “Patents” means (i) the patents and patent applications as listed in Annex 1; (ii) all future patents or patent applications of the Licensor to be added to Annex 1; and (iii) all provisional applications, counterpart applications, continuations, continuations-in-part, divisionals, reissues, renewals, and patents granted thereon, all patents-of-addition, reissue patents, re-examinations and extensions or restorations by existing or future extension or restoration mechanisms, including, without limitation, supplementary protection certificates or the equivalent thereof of the Licensor, all related to the foregoing. Annex 1 shall be updated from time to time to reflect inclusion of new future licensed Patents.
(7)    “Patent Family” shall mean all patents which issue from the same initial priority document.
(8)    “Patent-Related Net Sales” and “Patent-Related Net Sublicensing Revenue” shall have the meaning respectively defined under sec. 8 of this Agreement.
(9)    “Pendency Period” shall mean, with respect to each Patent Family, the period commencing on the date of submission of the first Patent application in such Patent Family and ending on the date on which the first Patent for that Patent Family is granted.
(10)     “Products” means individually each and collectively all of the products made utilizing the Patents and Knowhow provided by the Licensor under this Agreement, including but not limited to computer programs and/or online modules, technical objects and/or services, e. g. technology service and consulting service, as well as any maintenance, modifications, updates, enhancements thereof.

2    Grant of License

2.1    The Licensor hereby grants the Licensee an exclusive, irrevocable (subject to full payment of license fees and compliance with the terms of this Agreement), non-transferable license to make, use, distribute, market, sublicense (within the scope of license granted hereunder) or otherwise deal with the Products using the Patents and the Know How in the Contract Territory under the conditions that will be set forth in this Agreement.

2.2    The Licensor will neither itself nor through other licensees produce or let produce, distribute or let distribute the licensed Products in the Contract Territory, unless explicitly consented by the Licensee or otherwise determined by the parties by mutual agreement.

2.3    In any case, Licensor retains the right of research and development utilizing the Patents and Knowhow.

3    Transfer and Sub-Licensing

3.1    Neither party shall be entitled to transfer this Agreement or part of this Agreement or any rights granted hereunder without the other party´s prior written consent.

3.2    The Licensee shall have the right to grant sublicenses within the Contract Territory and within the scope of its own using rights granted hereunder; in any other cases, the sublicense may only be granted with prior written approval by the Licensor, such approval not to be unreasonably withheld.

3.3    The Licensee shall be liable for the acts and omissions of any sub-licensee or sub-contractor as if they were the acts or omissions of the Licensee (including, but not limited to, the payment of royalties by the sub-licensee), and shall at all times indemnify and keep indemnified the Licensor from all costs, claims, losses, damages or expenses incurred by the Licensor as a result of default or negligence of any sub-licensee or sub-contractor.

4    Provision of Know How

4.1    The Licensor shall make available to the Licensee the Know How by delivering all documents and drawings listed in Annex 2 to this Agreement no later than 30 days after the signing of this Agreement. Delivery of each of these documents shall be noted down in a report that is established for this purpose and signed by both parties.

4.2    After termination of this Agreement for any reason, all material delivered under sec. 4.1 shall be returned to the Licensor within 30 days along with a confirmation that no further copies were made, given to third parties and/or retained.

4.3    Any Know How related material remains property of the Licensor.

5    Technical Support

5.1    On request of the Licensee the Licensor will train employees of the Licensee to manufacture the Licensed Products for up to 100 man-days per year.

5.2    If the Licensee requests additional training, the Licensor shall provide such training at an hourly rate subject to the Licensor´s standard customer rates, plus tax and reasonable expenses (including but not limited to costs for transport and accommodation).

6    Modifications and Improvements

6.1    The Licensee shall undertake reasonable efforts to improve the Licensed Products. In the event that the further developments should result in patentable inventions ("Future Licensed Patents"), the Licensee shall, at its discretion, file an application for these inventions in countries of its choice either itself or grant the Licensor the possibility to file the corresponding applications in such countries. Should the Licensee file the patent applications, it shall grant to the Licensor a free, sublicensable and non-exclusive license with regard thereto for the area outside the Contract Territory if with respect thereto patent applications are made. Alternatively, upon mutual agreement of both parties, Licensee may also take over the patent or the invention for a one-time payment ("Purchased Patents"). For the avoidance of doubt, Licensor shall not be entitled to royalties or any other compensation with respect to any Purchased Patents.  With respect to the Purchased Patents, the Licensee shall be responsible for filing and/or continuing to prosecute a patent application and/or maintain a patent in any country it wishes, at the Licensee´s own cost and expense. Licensor and Licensee shall agree jointly whether the patents shall be filed by Licensor and transferred to Licensee or whether Licensor shall transfer the right to file patents to Licensee and Licensee undertakes filing of patents. If Licensor files the patents on Licensee´s behalf, Licensee will cover the associated costs in addition to the one-time payment set forth herein.

6.2    The Licensor shall inform the Licensee about any improvements and further developments of the Licensed Products and license the same for the Contract Territory within the scope of this Agreement. The information shall be made available by handing over the documents recording and disclosing the further development of the Know How. In the event that further developments of the Licensed Products are applied for or a patent is obtained with respect thereto by the Licensor, the Licensor shall offer to the Licensee a license according to the terms of this Agreement. The Licensee shall not be obliged to accept this offer.

7        Proprietary Rights

7.1    Except as otherwise expressly provided to the contrary, each Party shall retain its exclusive ownership of any inventions, know-how, computer programs or other intellectual property developed prior hereto, or developed during the Term, but completely independent of its obligations under this Agreement (“Background IP”). In addition, any intellectual property developed exclusively by one Party shall become and remain, unless provided herein otherwise, the intellectual property of that Party.

7.2    Licensor licenses, and agrees to license, its Background IP to Licensee on a non-exclusive royalty-free basis, during the term of this Agreement, solely for the Licensee to make use of the Patents licensed under this agreement. Licensor shall not license IP pertaining to the subject matter IP governed by this agreement to any third party without the written consent of Licensee, insofar as feasible. In case such Background IP is exclusively licensed to a third party due to contractual obligations created prior to this Agreement, Licensor will make reasonable efforts to arrive at an agreement with the third party to permit licensing of the relevant Background IP to Licensee on a non-exclusive royalty-free basis.

7.3    Notwithstanding the aforesaid, the Parties agree that all the rights and/or the information, and any data or information created and/or generated and/or developed by Licensee or on its behalf (including by its contractors, if any), whether or not its development is based on the Patents, including without way of limitation, any proprietary intellectual or industrial property rights deriving therefrom, shall be the sole and exclusive property of Licensee.

7.4    Should intellectual property be developed jointly by both Parties in the course of collaboration, such property shall become joint property of the Parties and the Parties shall enter into individual agreement therefore on a case-by-case basis. If Licensee files the corresponding patents, then they will be considered to be Future Licensed Patents, and the provisions of sec. 6.1 shall apply.

7.5    Each Party shall be responsible for paying the employee invention compensation due to its employees or staff members.

7.6    Each Party acknowledges that acts of use of information and objects received from the other Party shall not constitute a right of prior use according to Article 12 of the German Patent Act.

7.7    In order to protect the business operation of Licensee from interruptions resulting from a potential insolvency of Licensor, Licensor hereby grants the Licensee the option to purchase the Patents and Knowhow at the then prevailing fair market price to be determined on the basis of the patent protection term and according to objective criteria. The option may be exercised by Licensee unilaterally in any of the following cases: (i) application by Licensor for the opening of an insolvency or a similar proceeding over its assets, or resolution of Licensor on its liquidation; ii) an application filed by a third party for the opening of such proceedings which has not been rejected as inadmissible or unjustified or withdrawn from the applicant within 2 months from the date of request; iii) the opening of an insolvency proceeding or of a similar proceeding over the assets of Licensor. Licensor is obliged to inform Licensee about the position of such cases immediately in writing.

8    License Fees

8.1    In return for the grant of the License the Licensor shall be entitled to royalties for Patents and for Know-How with respect to Products sold and sublicenses granted by the Licensee ("Royalties") as follows:

8.1.1    The Royalties shall be calculated on the basis of the total amount received by the Licensee in connection with the sale of a Product, after deduction of: (i) value added taxes, excise and sales taxes, or other taxes imposed on such sales; (ii) amounts credited by a credit note; and (iii) the cost of transportation and insurance of the Products, to the extent borne by Licensee (“Net Sales”), and in relation to the portion that the Net Sales are associated with Products covered by the licensed Patents. For a given Product, the portion of Net Sales counted as Patent-Related Net Sales depends on the degree to which the product relies on the licensed Patents. The portion will be determined according to the following categories:
·100 % of Net Sales will be counted as Patent-Related Net Sales if the Product is entirely covered by any or all licensed Patents. This is, e.g., the case for a production service or a step thereof which is explicitly and entirely covered by the licensed Patents.
·50 % of Net Sales will be counted as Patent-Related Net Sales if a substantial part of the Product is covered by any or all licensed Patents. This applies, e.g., to a technical assembly, a production service, or a step thereof that relies substantially on the licensed Patents, but also comprises parts or fabrication steps that are not covered by the licensed Patents.
·10 % of Net Sales will be counted as Patent-Related Net Sales if only a minor part of the Product is covered by any or all licensed Patents. This applies, e.g., to a technical assembly, a production service, or a step thereof that predominantly rely on parts or fabrication steps that are not covered by the licensed Patents.
·Net Sales will not be counted as Patent-Related Net Sales if none of the licensed Patents covers any relevant aspect of the Product. For clarity, all consulting services fall into this category.
For a given Product, Parties shall jointly agree upon the appropriate category before start of production, provided, however, that this regulation does not delay market introduction or delivery of any Product.

8.1.2    The Royalties for Patent-Related Net Sales shall be paid with respect to each Patent Family included in a certain Product, to the extent a Patent from the respected Patent Family is applied for (and still pending; i.e., not abandoned) or issued in the country in which such Products are sold ("Eligible Country"). For clarity, a certain Product may require Royalties to be paid on more than one Patent Family, but only to the extent that at least one Patent from such Patent Family included in the said Product is applied for or granted and not abandoned in the Eligible Country. Furthermore, Royalties shall be paid only with respect to the sales of a certain Product in the Eligible Country in which such Product has been sold.

For each Product sold by the Licensee in an Eligible Country, Royalties shall be paid for each Patent Family that protects the Product in the country where the Product is sold. In the first three (3) years, for each such Patent Family and Product, Royalties shall be 1% of Patent-Related Net Sales of the Product; all subject to the reductions set forth under this Section 8, and the total annual Royalties for the Products sold in a certain country shall not exceed 2.5% of Patent-Related Net Sales for such Products for that calendar year in the respective country. The Parties shall agree upon the Royalty rates adjustment on the basis of market development and profitability of the licensed Products for the forth and following years; however, the total annual Royalties shall not exceed 5% of Patent-Related Net Sales for such Product for that calendar year in the respective Eligible Country.

8.1.3    Regarding sub-licensing by the Licensee, Royalties shall be calculated on the basis of the total amount received by the Licensee in connection with marketing and sub-licensing of Patents and Knowhow of Licensor, after deduction of: (i) value added taxes, excise and sales taxes, or other taxes imposed on such revenues, and (ii) amounts credited by a credit note, to the extent borne by Licensee. For clarity, Patent-Related Net Sublicensing Revenue only includes receipts for sub-licensing of Patents owned by the Licensor, but not receipts for sub-licensing of patents owned by the Licensee or licensed by the Licensee from third parties (“Patent-Related Net Sublicensing Revenue”) and  shall be:
·50% of the Patent-Related Net Sublicensing Revenue, where the sublicense is granted solely for utilization of the Patents of Licensor;
·15% of the Patent-Related Net Sublicensing Revenue, where the sublicense is granted for utilization of the intellectual properties of both Licensor and Licensee.

8.1.4    During the Pendency Period of each Patent, all Royalties hereunder shall be decreased and shall be 50% of the standard Royalty amounts or calculation which would otherwise be due.

8.1.5    To the extent that only a non-exclusive License is granted for a particular Patent Family, then the Royalties for such Patent Family shall be decreased by 50% of the standard Royalty amounts. For example, the Royalties for a Patent Family licensed under a non-exclusive License and during its Pendency Period, shall be 25% of the standard Patent Royalty amounts.

8.2    Notwithstanding the calculations set forth above for sales of Products the total annual Royalties to be paid by Licensee shall be capped as follows respectively ("Annual Cap"):
·for 2019: 1 million USD
·for 2020 and 2021: 2 million USD
·for 2022: 4 million USD
To the extent that Royalties would have been payable in a given year in excess of the Annual Cap (the “Surplus”), such Surplus shall be deferred to, and be payable in, the end of the following year; provided, however, that in no event shall the annual Royalties paid be in excess of the corresponding the Annual Cap.

8.3    In the event that Licensee determines, in its reasonable commercial judgment, that it must make royalty payments to one or more third parties because any Patent licensed from the Licensor may depend on a patent of this third party, Licensee shall inform Licensor in writing about the patent of the third party and the commercial conditions of this royalty payments. Licensee may offset such third-party payments against any Royalties that are payable to Licensor in the same calendar year, provided that in no event shall the Royalties payable under this Article 5 be reduced by more than 50% in any calendar year for such third-party payments.

8.4    The Licensee shall keep complete, accurate and correct books of account and records consistent with sound business and accounting principles and practices. The Licensee shall provide Licensor with a written detailed annual report ("Report"), to be submitted to Licensor within one hundred and twenty (120) days after the end of each calendar year, signed by the chief financial officer or the managing director of the Licensee, specifying all amounts payable to Licensor under this sec. 7 in respect of the calendar year to which the Report refers. Such Report shall include: (i) the sales made by the Licensee with a breakdown of Patent-Related Net Sales according to Eligible Country and Additional Eligible Country, currency of sales, dates of invoices, and number and type of Products sold; (ii) Patent-Related Net Sublicensing Revenue made by the Licensee and (iii) deductions applicable, as provided in the definition of "Net Sales", “Patent-Related Net Sales”, and “Patent-Related Net Sublicensing Revenue”. Following the receipt of the Report, Licensor shall provide Licensee with a written invoice made in accordance with the Report and taking into account a deduction according to the Minimum Royalties that have already been paid for the respective calendar year ("Invoice"). All reports and documents provided to Licensor under this Section are Licensee´s confidential information and the Licensor shall treat any such information in strict confidence and shall not disclose or make any use of such information save for the purposes of this Agreement.

8.5    All Royalties set forth above include both royalties for Patents and for the associated Know-How are exclusive of VAT. If VAT accrues, it shall be added at the current rate. The Royalties shall be paid on an annual basis, within thirty (30) days after receipt of the corresponding Invoice or Minimum-Royalty Invoice.

8.6    All parties agree that the license fees must be in accordance with the arm´s length resp. third party principle. The business models with its related functions, risks and value-contributions of the parties will and must therefore be monitored regularly in due course and, if necessary, the license fees will be adjusted accordingly.

9    Accounting and Terms of Payment

9.1    The Licensee shall comply with adequate and orderly accounting principles and keep proper books of account, showing all details necessary for the calculation of license fees according to sec. 8.

9.2    The Licensee shall render account regarding the license fees payable for each calendar year by 31 January of the following year at the latest and shall transfer the amounts due, net of all bank charges, within 30 days of receipt of the Licensor´s invoice to a bank account specified by the Licensor.

9.3    Upon the Licensee´s default of payment, the Licensee shall pay default interest amounting to 5 percentage points above the base interest rate of the German Federal Bank.

9.4    After prior written announcement the Licensor may, during the customary office hours, have the records and books of account of the Licensee which relate to this Agreement inspected by an independent auditor who - by reason of his profession - is bound by an obligation of confidentiality. The auditor shall inform the Licensor only of the outcome relating to the account statements, and is not entitled to communicate any further information. Should the inspection reveal errors to the detriment of the Licensor, any resulting amounts shall be payable without delay. The Licensee shall reimburse the Licensor for the costs of the inspection unless the differential amount is less than 5%, in which case the Licensor shall bear the costs of the inspection.

10    Compliance With Local Laws

10.1    The Licensee shall ensure that any registration or notification required by the laws of the Territory shall be carried out. Licensee shall comply with all state and federal laws and regulations as may apply within the Territory, as applicable to this Agreement, and all transactions and activities contemplated to be performed under this Agreement and shall procure and maintain all approvals, licenses, permissions, and permits necessary to the performance of the Program, and Licensee shall conduct the Program in a manner so as not to bring discredit upon the reputation of the Licensor and the licensed Patents thereunder.

10.2    The Licensee shall keep the Licensor informed of any laws or regulations of the Territory which may affect the Patents or the Licensed Products, and Licensee shall not breach any such laws or regulations thereunder.

10.3    The Licensee shall - upon reasonable request by the Licensor - permit (or attempt to procure permission for) the Licensor or its representative to inspect the business facilities where the Licensed Products are manufactured and used. Throughout the term of this Agreement, the Licensee shall take due and reasonable care to ensure that the Licensed Products, whether by itself or by its sub-licensee(s), are fit for their purpose and free from defect in workmanship or materials and comply with any applicable laws, regulations and/or relevant approvals, including but not limited to any industry health, environmental and safety standards.

11    Representations and Warranties

11.1    The Licensor represents and warrants that it is the owner of the Patents.

11.2    The Licensor does not represent and warrant that the Patents are valid and/or would be upheld in case of a rescission regarding their validity. If any of the Patents are or are found to be invalid or are declared void, the royalties defined herein shall be adjusted proportionally to reflect the percentage value of such Patents on the overall value of all Patents licensed under this agreement.

11.3    The Licensor does not represent and warrant that use of the Know How does not infringe upon rights of third parties. The Licensor represents and warrants that it is not aware of any circumstances that have infringed the confidentiality of the Know How.

11.4    The Licensor does not represent and warrant that the Patents, the Know How and or the Licensed Products are capable of commercial exploitation. The risk of such realisation and exploitation shall be assumed solely by the Licensee.

11.5    To the best of the Licensor´s knowledge, the Patents do not infringe any third-party rights unless otherwise indicated in Annex 2. However, the Licensor does not represent and warrant that the use of the Patents does not infringe any third-party rights, in particular with regard to the dependency of the patents on dominant patents.

12    Maintenance of the Patents

12.1    The Licensor shall pay all costs and fees and do all such acts and things as are necessary to obtain the grant of a patent for any pending applications for Patents that are to be in force in the Contract Territory but that have not yet been granted.

12.2    For the duration of this Agreement, the Licensor shall maintain all Patents at its own expense.

12.3    The Licensor shall not abandon Patents that are valid or applied for in the Contract Territory or allow them to lapse unless the Licensee has given its prior written consent.

13    Infringement of Patents

13.1    If any party becomes aware of any actual or imminent infringement of any of the Patents, or of any claim or allegation by a third person that any of the Patents is invalid or liable to revocation or cancellation, or infringes the rights of any third party, it shall promptly advise the other party by written notice, giving full particulars thereof. If the Licensee becomes aware of such facts, it shall not make any admission or comment to any third party with regard to such issues.

13.2    Notwithstanding sec. 13.1, the Licensor shall have the conduct of disputes and proceedings relating to the Patents (including, without limitation, any proceedings to which the Licensee is a party) and shall, in its reasonable discretion and in consideration of the Licensee´s position, decide what action (including litigation, arbitration or settlement), if any, to take in respect of any circumstance referred to under sec. 13.1. The Licensor shall not be obliged to bring or defend any proceedings in relation thereto. In the event that the Licensor notifies the Licensee within reasonable time in writing that it will not take any action in respect of any circumstance referred to under sec. 13.1, the Licensee shall be entitled to prosecute infringements and bring suit or take any other action in its own name and at its own cost.

13.3    Upon request, the Licensee and the Licensor shall give each other all reasonable assistance (including, without limitation, the provision of documents and information and the execution of documents and making relevant people available and being joined as a party in which the contracting partner is a party) in any action, claim or proceedings brought, threatened or contemplated concerning any of the Patents. The requesting party shall meet all reasonable expenses incurred by the assisting party in giving such assistance.

14    Indemnification

14.1    If any claims for damages, costs and expenses are asserted against the Licensee by third parties asserting that these third parties are the owner of the Patents, the Licensor shall indemnify the Licensee without delay from these third-party claims, including the Licensee´s reasonable costs of its legal defence, and offer the Licensee the necessary assistance in its legal defence.

14.2    Other than provided for in sec. 14.1, the Licensor is not obliged to indemnify the Licensee from any damages, costs and expenses suffered or incurred as a result of the use of the Patents. In particular, the Licensee shall be responsible for all product liability claims. In case such claims are asserted against the Licensor, the Licensee shall indemnify the Licensor without delay from these third-party claims, including the Licensor´s reasonable costs of its legal defense, and offer the Licensor the necessary assistance in its legal defense.

14.3    The Licensor´s obligation to indemnify the Licensee pursuant to sec. 14.1 shall be limited to cases of gross negligence or intent, and shall not include loss of profit or consequential damages.

15    Confidentiality

15.1    Each party undertakes to maintain secrecy of the Know How as well as of any other information exchanged before or during or after the term of this Agreement and of any knowledge gained of fundamentals, functions, production, manufacturing, new development, improvement and any other detail regarding the Licensed Products and operations affecting the handling (hereinafter: „Confidential Information“).

15.2    Each party shall be allowed to disclose Confidential Information to its employees, senior executives or advisers and its subsidiaries only if and to the extent to which these employees, senior executives, advisers and subsidiaries are directly involved in the development, production and/or sale of the Licensed Products. The parties undertake to exercise all necessary efforts to ensure that the duty of confidentiality laid down in this Agreement are observed by such employees, senior executives, advisers or subsidiaries.

15.3    The duty to maintain confidentiality does not apply
(a)    to information that was at the time it was disclosed to the receiving party already in the possession of this party;
(b)    to information that was already in the public domain at the time it was disclosed to the receiving party or, after disclosure, has become part of the public domain;
(c)    if one of the parties or one of its employees is obliged under an act, a regulation or by decision of a court or administrative authority to disclose information obtained by the other party and/or to inform about it, it is entitled to do so to the extent to which it is necessary according to the duty of disclosure; or
(d)    if and to the extent to which a disclosure is necessary in order to exchange the Know How with other licensees beyond the Contract Territory.

16    Duration and Termination of this Agreement

16.1    This Agreement shall come into force immediately after it has been signed by both parties. Before the date of the expiry of the longest running Patent Right in the Contract Territory, it can only be terminated for good cause. With effect of the date of the expiry of the longest running Patent in the Contract Territory, this Agreement can be terminated by either party on giving written notice without cause.

16.2    Either party may terminate this Agreement at any time for good cause. Such good cause exists in particular:
(a)    in case of bankruptcy, insolvency, liquidation, receivership, dissolution or winding-up of the other party; or
(b)    if the other party has breached a material provision of this Agreement, in particular, in case of the breach having a material adverse effect on the other party or on the Patents.

16.3    Written notice of termination of this Agreement under sec. 16.2 must be given at any time within 3 months after the terminating party becomes aware of the relevant event of default.

16.4    Upon termination of this Agreement for any reason whatsoever, the Licensee must cease to manufacture, produce, market, distribute or sell any Licensed Products.

16.5    The provisions of secs. 8, 14, 15 and 18 shall survive any termination of this Agreement.

17    Notifications

17.1    All notices and other communications hereunder shall be made in writing and shall be sent by e-mail, mail or courier to the following addresses:

To the Licensor:
Heindl Energy GmbH, Am Wallgraben 99, 70565 Stuttgart, Germany, info@heindl-energy.com.

To the Licensee:
Gravity Storage Inc., North Clark Street, Suite 1425, Chicago Illinois 60654-4714, USA, info@gravity-storage.com or to such other persons or addresses which may be notified by one party to the other party in writing in the future.

17.2    Unless otherwise explicitly provided herein or prescribed by law, notices and other communications to be made in writing under this Agreement may also be submitted by email. In this case, a signed notice or notification in paper form shall be provided by the sender upon explicit request of the recipient.

17.3    Any communication or notifications by either party shall be made in English language.

18    Final provisions

18.1    This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America, excluding the United Nations Convention on Contracts for the International Sale of Goods, including any amendments thereto, and without regard to principles of conflicts of law.

18.2    Any changes and modifications to this Agreement require written form. This applies also to changing of this requirement of written form.

18.3    Any waiver of a right provided for in this Agreement by any party shall be made in writing. The waiver by either party to require from the other party strict compliance with the provisions contained in this Agreement may not be interpreted as a waiver of any other right provided for in this Agreement, nor as a waiver to require compliance with the same right in the future occasions.

18.4    This Agreement contains all provisions relating to the subject matter of this Agreement and replaces all previous provisions agreed between the parties in respect of the subject matter of this Agreement. No ancillary agreements have been made.

18.5    Should any of the provisions in this Agreement be or become invalid or unenforceable, in whole or in part, this shall not affect the validity of the remaining provisions. The parties shall replace any invalid provision by a valid and enforceable provision which comes as close as possible to the economic purpose of the parties. The same shall apply for a gap in the Agreement.

18.6    Any dispute arising from this Agreement and any subsequent amendments of this Agreement, including, without limitation, its formation, validity, binding effect, interpretation, execution, breach or termination, as well as non-contractual claims, shall be referred to and finally determined by arbitration in accordance with the WIPO Arbitration Rules without recourse to the ordinary courts of law. The place of arbitration shall be Geneva, Switzerland. The language to be used in the arbitral proceedings shall be English..

18.7    The following annexes form an integral part of this Agreement:
Annex 1: Patents
Annex 2: Survey and Main Materials of Know How

Stuttgart, February 23, 2019

Licensor:

/s/__________________________________
(Prof. Dr. Eduard Heindl, Managing Director)

Stuttgart, February 23, 2019

Licensee:

/s/__________________________________
(Robert Werner, CEO)